Suite 3400 666 Burrard Street Vancouver, BC Canada, V6C 2X8 Telephone (604) 696-3000 Facsimile (604) 696-3001

VIA EDGAR

October 28, 2013

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C 20549-7010

RE:	Goldcorp Inc. [“the Company”]

Form 40-F for Fiscal Year Ended December 31, 2012

Filed March 1, 2013

Comment Letter Dated July 3, 2013

File No. 001-12970

Dear Ms. Jenkins:

Thank you for your comment letter dated August 30, 2013. To facilitate your review, each numbered comment in the letter is set forth below in bold type and our corresponding response appears below it in ordinary type.

Form 40-F for the Fiscal Year Ended December 31, 2012

Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2012

Non-GAAP Measure – Total Cash Costs (By-Product) per Gold Ounce Calculation, page 43

1. We reviewed your response to our prior comment 3 and have considered the practice of deducting by-product revenue from production costs. We continue to believe the presentation of this non-GAAP measure does not provide a reasonable representation of the actual cost of producing gold to investors. Please note that by-product revenue can be disclosed if you continue to believe the information is useful as long as the cost of producing gold presented has not been reduced by it. Please confirm you will make this adjustment in any amended or future filings, as appropriate, on Form 40-F. Please note we are sensitive to the use of

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this measure throughout the industry and are evaluating avenues to express our position on a broader basis.

Response:

Further to our telephone discussion on October 4th, 2013 with Mr. Brian McAllister of your office, we understand that the Staff would accept the deduction of by-product revenue against production costs if the Company makes certain modifications to its non-GAAP disclosure.

The Company has enhanced the narrative accompanying the non-GAAP disclosures in Exhibit 99.1 to its most recent quarterly filing on Form 6-K for the three and nine months ended September 30, 2013, furnished to the Commission on October 24, 2013, to provide additional explanation as to why management uses cash costs (by-product) as a key performance metric internally and why deduction of by-product credits is considered appropriate by management.

Further, the Company has amended the reconciliation of the non-GAAP measure to provide additional disclosure of total cash costs gross of by-product credits.

The Company refers the Staff to its Form 6-K for the three and nine months ended September 30, 2013, the relevant provisions of which have been attached hereto as Exhibit A for your convenience, and respectfully submits that these changes should address the Staff’s concerns regarding the Company’s use of this non-GAAP metric.

Exhibit 99.3

(m) Inventories and Stockpiled ore, page 16

2. Your accounting policies do not appear to address your cost accounting for by-products. Please expand your future disclosure to include i) whether by-products are allocated the same types of direct and indirect production costs allocated to your principal metals (including allocated overhead, depreciation, depletion and amortization), and ii) whether by-product costs are included in inventory prior to sale (e.g. stockpiled ore, in-process inventory, and finished goods, as applicable). In your response, please provide us a sample of your proposed future disclosure.

Response:

The Company proposes to expand its accounting policy for inventory in its Form 40-F for the year ended December 31, 2013 as follows (new disclosure is italicized):

Finished goods, work-in-process, heap leach ore and stockpiled ore are measured at the lower of average cost and net realizable value. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future costs to convert the inventories into saleable form and estimated costs to sell. ‘At operations where the ore extracted contains significant amounts of other metals, primarily silver, lead and zinc, cost is allocated between the joint products on a pro-rata basis. Incremental processing costs directly related to a joint product are allocated to that metal. Where insignificant amounts of metals are produced during the production process, these by-products are valued at their estimated net realizable value.’

In addition, the Company acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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(3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

We appreciate your interest in our financial reporting and trust these responses address your concerns. Should you have further questions, please contact Benjamin Lee at 604-696-3044. For any financial reporting or accounting matters, please address your letter to the undersigned.

Yours very truly,

GOLDCORP INC.

Lindsay Hall

Executive Vice President and Chief Financial Officer

cc:	Terry Neill

Deloitte LLP

John Koenigsknecht and David Stone

Neal, Gerber, & Eisenberg LLP

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        Exhibit A

NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-GAAP performance measures throughout this document. These performance measures are employed by the Company to measure its operating and economic performance internally and to assist in business decision-making as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders also use this information to evaluate the Company’s operating and economic performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company’s primary business is gold production and its future development and current operations focus are on maximizing returns from gold production, with other metal production being incidental to the gold production process. As a result, the Company’s non-GAAP performance measures are disclosed on a per gold ounce basis.

The Company calculates its non-GAAP performance measures on an attributable basis. Attributable performance measures include the Company’s mining operations and projects, and the Company’s share from Alumbrera and Pueblo Viejo. The Company believes that disclosing certain performance measures on an attributable basis is a more relevant measurement of the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations.

TOTAL CASH COSTS (BY-PRODUCT) PERGOLD OUNCE

By-product cash costs incorporate Goldcorp’s share of all production costs, adjusted for changes in estimates at the Company’s closed mines which are non-cash in nature, and include Goldcorp’s share of by-product credits, and treatment and refining charges included within revenue. Additionally, cash costs are adjusted for realized gains and losses arising on the Company’s commodity and foreign currency contracts which the Company enters into to mitigate the Company’s exposure to fluctuations in by-product metal prices, heating oil prices and foreign exchange rates, which may impact the Company’s operating costs.

In addition to conventional measures, the Company assesses this per ounce measure in a manner that isolates the impacts of gold production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs, by product and co-product, per gold ounce, to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of gold, the Company includes by-product credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of gold production.

The Company reports total cash costs on a gold ounces sold basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by gold mining companies.

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The following table provides a reconciliation of total cash costs (by-product) per ounce to the unaudited condensed interim consolidated financial statements for each of the three and nine months ended:

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012
Production costs per unaudited interim consolidated financial statements (1)	$532	$518	$1,580	$1,453
Treatment and refining charges on concentrate sales	38	45	93	128
Realized gains on foreign currency, heating oil and commodity contracts	(5)	(7)	(21)	(16)
Other	2	(6)	(4)	(6)
Consolidated total cash costs	567	550	1,648	1,559
Alumbrera and Pueblo Viejo total cash costs	121	137	324	232
Goldcorp’s share of total cash costs	688	687	1,972	1,791
Goldcorp’s share of by-product silver, copper, lead and zinc sales	(329)	(551)	(874)	(1,321)
Goldcorp’s share of total cash costs (by-product)	359	136	1,098	470
Divided by ounces of Goldcorp’s share of gold sold	652,100	617,800	1,871,500	1,695,500
Goldcorp’s share of total cash costs (by-product) per gold ounce (2)	$551	$220	$587	$277

(1)	$16 million and $50 million in royalties are included in production costs for the three and nine months ended September 30, 2013, respectively, per the unaudited interim condensed consolidated financial statements (three and nine months ended September 30, 2012 – $24 million and $65 million, respectively).

(2)	If silver, lead and zinc for Peñasquito, silver for Marlin and Pueblo Viejo and copper for Alumbrera were treated as co-products, total cash costs for the three and nine months ended September 30, 2013 would be $706 per ounce of gold and $709 per ounce of gold, respectively (three and nine months ended September 30, 2012 –$660 per ounce of gold and $645 per ounce of gold, respectively).

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